TASEKO ANNOUNCES RESTART OF GIBRALTAR MINE
EMPLOYEES ABLE TO RETURN TO WORK

July 19, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") announces that mining and milling operations at the Gibraltar Mine have been restarted following a 4 day period in which the mine had been idled due to restricted site access caused by wild fires in the region.

“The successful restart of Gibraltar involved the efforts of many, including provincial, regional and local officials. Special thanks go out to our employees, many of who have themselves been personally burdened by the impact of the fires yet continued working around the clock manning call centres, providing essential on-site services, volunteering to help fellow employees, all to facilitate a prompt and efficient return to work for the broader workforce,” said Russell Hallbauer, President & CEO of Taseko Mines Limited.

“Why such a big effort by so many to get things moving again and restore normalcy? Simply put, it is the best possible road to recovery for everybody and that has been our collective objective,” replied Mr. Hallbauer.

“Countless people and families in the region have suffered devastating fire loss, and that includes some who work for the Company as mentioned. Sadly, some folks may need months to recover, others may require years. The best thing Taseko-Gibraltar can do, and this would apply to other employers in the region as well, is help people return to work as quickly as they are able,” stated Mr. Hallbauer.

“Limiting employment interruption keeps the payrolls going, which in-turn provides community stability and continuity. Continuing to spend money with local businesses on equipment, services and supplies -- which is only possible if employers are up and running -- helps the whole region. Most importantly it helps people by giving them the ability to keep paying their bills and mortgages and meeting their obligations at home.

“At this time no fires threaten the mine facility. However, an evacuation order remains in effect for the City of Williams Lake (65 kilometres south of the mine) and the risk of potential wildfire in the region persists.

“With the talent and dedication of our workforce in combination with the expertise and success of thousands of professional and volunteer firefighters who have now come from every province in Canada and as far away as Australia to help in the battle and for which we are entirely grateful, we will be able keep the Gibraltar Mine running and productive and contributing to the recovery,” concluded Mr. Hallbauer.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore;
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines~~.~~;

•	the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
•	our reliance upon key personnel; and
•	uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.